Exhibit 99.2

Scheme of Arrangement
Benitec Biopharma Limited The holders of fully paid ordinary shares in Benitec Biopharma Limited as at the Record Date

Jones Day

Riverside Centre, Level 31

123 Eagle Street

Brisbane QLD 4000, Australia

Tel:  61 7 3085 7000

Fax:  61 7 3085 7099

www.jonesday.com

Contents

1.	Definitions and interpretation		1
	1.1	In this document, unless the context requires otherwise:	1
	1.2	Interpretation	3
2.	Preliminary		3
	2.1	Benitec	3
	2.2	Holdco	4
	2.3	Effect of Scheme	4
	2.4	Scheme Implementation Agreement	4
	2.5	Deed Poll	4
3.	Conditions precedent		4
	3.1	Conditions precedent to Scheme	4
	3.2	Certificate in relation to conditions precedent	5
	3.3	Effective Date	5
	3.4	End Date	5
4.	Implementation of Scheme		5
	4.1	Lodgement of Court orders with ASIC	5
	4.2	Transfer of Scheme Shares	5
5.	Scheme Consideration		6
	5.1	Provision of Scheme Consideration	6
	5.2	Share Sale Facility	6
	5.3	Obligations of Scheme Participants	6
	5.4	Joint holders	7
6.	Dealings in Scheme Shares		7
	6.1	Determination of Scheme Participants	7
	6.2	Benitec’s obligation to register	7
	6.3	Transfers after the Record Date	7
	6.4	Maintenance of Register	7
	6.5	Effect of certificates and holding statements	8
	6.6	Information to be made available to Holdco	8
7.	Quotation of Benitec Shares		8
8.	General Scheme provisions		8
	8.1	Appointment of Benitec as agent and attorney	8
	8.2	Agreement by Scheme Participants	9
	8.3	Warranty by Scheme Participants	9
	8.4	Title to Scheme Shares	9
	8.5	Appointment of Holdco as sole proxy	9
	8.6	Scheme alterations and conditions	10
	8.7	Effect of Scheme	10
	8.8	No liability when acting in good faith	10
	8.9	Notices	10
	8.10	Further assurances	10
	8.11	Costs and stamp duty	11
	8.12	Governing law and jurisdiction	11

i

Scheme of Arrangement

Details

Parties
Benitec	Benitec Biopharma Limited ACN 068 943 662, an Australian public company incorporated under the laws of Australia of Level 14, 114 William Street, Melbourne, Victoria 3000
Scheme Participants	Each person registered as a holder of fully paid ordinary shares in Benitec as at the Record Date
1.	Definitions and interpretation
1.1	In this document, unless the context requires otherwise:

ADS means an American Depository Share representing 200 Benitec Shares, which trade on the Nasdaq under the ticker code “BNTC”.

ASIC means the Australian Securities and Investments Commission.

ASPL means ASX Settlement Pty Ltd (ABN 49 008 504 532).

ASX means ASX Limited (ACN 008 624 691) or, where the context requires, the securities market which it operates.

ASX Settlement Rules means the ASX Settlement Operating Rules.

Benitec Share means an issued fully paid ordinary share in Benitec.

Benitec Shareholder means each person who is registered in the Register as a holder of a Benitec Share.

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in Melbourne, Victoria.

CHESS means the Clearing House Electronic Subregister System of share transfers operated by ASPL.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act as agreed between the parties.

Deed Poll means the deed poll executed by Holdco substantially in the form of Annexure C of the Scheme Implementation Agreement or as otherwise agreed by Benitec and Holdco under which Holdco covenants in favour of each Scheme Participant to perform its obligations under this Scheme.

Effective, when used in relation to a Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 5.00 pm on 30 June 2020 or such other date and time agreed in writing between the parties.

Holdco means Benitec Biopharma Inc.

Holdco Share means a share of voting common stock in Holdco.

Fractional Holdco Share has the meaning given to that term in the Scheme Implementation Agreement.

Implementation Date means the fifth Business Day following the Record Date or such other date as is agreed by the parties.

Ineligible Foreign Shareholder a Scheme Participant whose address, as shown in the Register (as at the Record Date), is in a place outside Australia, New Zealand or the United States, unless Holdco is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Holdco Shares to that Scheme Participant and, in Holdco’s sole discretion, is not unduly onerous or impracticable for Holdco.

Nasdaq means Nasdaq, Inc. or the Nasdaq Capital Market, as the context requires.

Sale Agent has the meaning given to that term in the Scheme Implementation Agreement.

Selling Shareholder has the meaning given to that term in the Scheme Implementation Agreement.

Share Sale Facility has the meaning given to that term in the Scheme Implementation Agreement.

Share Sale Facility Proceeds has the meaning given to that term in the Scheme Implementation Agreement.

Record Date means 7.00 pm on the fifth Business Day after the Effective Date.

Register means the register of shareholders of Benitec.

Scheme means this scheme of arrangement between Benitec and the Scheme Participants under which all of the Scheme Shares will be transferred to Holdco under Part 5.1 of the Corporations Act as described in this Scheme, in consideration for the Scheme Consideration, subject to any amendments or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act to the extent they are approved in writing by Benitec and Holdco in accordance with clause 8.6.

Scheme Consideration means the consideration payable by Holdco for the transfer of Scheme Shares to Holdco under the terms of this Scheme, being, one Holdco Share for every 300 Scheme Shares held by the Scheme Participant.

Scheme Implementation Agreement means the scheme implementation agreement dated 27 November 2019 between Benitec and Holdco.

Scheme Meeting means the meeting of Benitec Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to the Scheme.

Scheme Share means a Benitec Share held by a Scheme Participant as at the Record Date.

Second Court Date means the first day on which the Court hears the application for the order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme, or if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

1.2	Interpretation

In this document:

(a)	unless the context requires otherwise, a reference:
(i)	to the singular includes the plural and vice versa;
(ii)	to a gender includes all genders;
(iii)	to a document or instrument is a reference to that document or instrument as amended, consolidated, supplemented, novated or replaced;
(iv)	to a clause, paragraph, Schedule or Annexure is to a clause, paragraph, Schedule or Annexure of or to this document;
(v)

to a law includes any legislation, judgment, rule of common law or equity or rule of any applicable stock exchange, and is a reference to that law as amended, consolidated, supplemented or replaced and includes a reference to any regulation, by-law or other subordinate legislation;

(vi)	to any time is to Melbourne, Australia time;
(vii)	to “$” is to the lawful currency of Australia;
(b)	the words “including” or “includes” means “including, but not limited to”, or “includes, without limitation” respectively;
(c)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;
(d)	headings are for convenience only and do not affect interpretation of this document;
(e)	if a payment or other act must (but for this clause) be made or done on a day that is not a Business Day, then it must be made or done on the next Business Day; and
(f)	if a period must be calculated from, after or before a day or the day of an act or event, it must be calculated excluding that day.
2.	Preliminary
2.1	Benitec
(a)	Benitec is:
(i)	a public company limited by shares;
(ii)	incorporated in Australia and taken to be registered in Western Australia;
(iii)	admitted to the official list of ASX and Benitec Shares are quoted on ASX; and
(iv)	admitted to Nasdaq and ADSs and certain warrants issued by Benitec are quoted on Nasdaq.

(b)	As at the date of the Scheme Implementation Agreement, there are 321,287,026 Benitec Shares on issue.
2.2	Holdco

Holdco is a corporation formed under the laws of Delaware, United States of America.  Its principal executive office is at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

2.3	Effect of Scheme

If the Scheme becomes Effective:

(a)	Benitec will procure the issue of the Scheme Consideration to Scheme Participants in accordance with the terms of the Scheme; and
(b)

subject to provision of the Scheme Consideration, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares at the Implementation Date, will be transferred to Holdco and Benitec will enter Holdco in the Register as the holder of the Scheme Shares.

2.4	Scheme Implementation Agreement

Benitec and Holdco have entered into the Scheme Implementation Agreement which sets out the terms on which Benitec and Holdco have agreed to implement this Scheme.

2.5	Deed Poll

Holdco has executed the Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform Holdco’s obligations as contemplated by this Scheme, including to provide the Scheme Consideration.

3.	Conditions precedent
3.1	Conditions precedent to Scheme

The Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	as at 8.00am on the Second Court Date, neither the Scheme Implementation Agreement nor the Deed Poll having been terminated in accordance with their terms;
(b)

all of the conditions precedent in clause 3.1 of the Scheme Implementation Agreement (other than the condition precedent in clause 3.1(c) of the Scheme Implementation Agreement) having been satisfied or (other than the condition precedent in clause 3.1(b) of the Scheme Implementation Agreement, which cannot be waived) waived in accordance with the terms of the Scheme Implementation Agreement;

(c)

the Court having approved this Scheme, with or without any modification or condition, pursuant to section 411(4)(b) of the Corporations Act, and if applicable, Benitec and Holdco having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act; and

(d)

the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to this Scheme, and clauses 4, 5, 6 and 7 will not come into effect unless and until each of these conditions precedent has been satisfied.

3.2	Certificate in relation to conditions precedent
(a)

Benitec and Holdco must provide to the Court on the Second Court Date a certificate confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent set out in clause 3.1 (other than the conditions precedent in clauses 3.1(c) and 3.1(d)) have been satisfied or waived as at 8.00am on the Second Court Date.

(b)

The certificate referred to in this clause 3.2 will constitute conclusive evidence of whether the conditions precedent referred to in clause 3.1 (other than the conditions precedent in clauses 3.1(c) and 3.1(d)) have been satisfied or waived as at 8.00am on the Second Court Date.

3.3	Effective Date

Subject to clause 3.4, this Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

3.4	End Date

The Scheme will lapse and have no further force or effect if the Effective Date has not occurred on or before the End Date.

4.	Implementation of Scheme
4.1	Lodgement of Court orders with ASIC

If the conditions precedent set out in clause 3.1 (other than the condition precedent in clause 3.1(d)) are satisfied, Benitec must lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Court order approving this Scheme as soon as possible, and in any event by no later than 5.00pm on the first Business Day after the day on which the Court approves this Scheme or such later time as Benitec and Holdco agree in writing.

4.2	Transfer of Scheme Shares
(a)

Subject to the Scheme becoming Effective and the provision of the Scheme Consideration in accordance with clause 5.1, on the Implementation Date the Scheme Shares, together with all rights and entitlements attaching to them as at the Implementation Date, will be transferred to Holdco without the need for any further act by any Scheme Participant by:

(i)	Benitec delivering to Holdco a duly completed share transfer form executed on behalf of the Scheme Participants (which may be a master share transfer form) to transfer all the Scheme Shares to Holdco;
(ii)	Holdco duly executing this transfer form and delivering this transfer form to Benitec for registration; and
(iii)	the extent applicable, Benitec effecting a valid transfer of Scheme Shares under section 1074D of the Corporations Act.

(b)	As soon as practicable after receipt of the transfer form or completion of the transfer procedure, Benitec must enter the name and address of Holdco in the Register as the holder of the Scheme Shares.
(c)

To the extent permitted by law, the Scheme Shares will be transferred to Holdco free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind.

5.	Scheme Consideration
5.1	Provision of Scheme Consideration
(a)

Benitec must use its best endeavours to procure that, in consideration for the transfer to Holdco of the Scheme Shares held by each Scheme Participant under the terms of this Scheme, Holdco issues to each Scheme Participant (other than an Ineligible Foreign Shareholder, a Selling Shareholder or a Scheme Participant in respect of their entitlement to a Fractional Holdco Share) the Scheme Consideration.

(b)	Subject to clauses 5.2, 5.3 and 5.4, the transactions which form part of this Scheme will be implemented in the following sequence on the Implementation Date:
(i)	each Scheme Participant will receive the Scheme Consideration for the Scheme Shares held by that Scheme Participant on the Record Date; and
(ii)	in exchange, all Scheme Shares will be transferred to Holdco.
5.2	Share Sale Facility
(a)

Where a Scheme Participant is an Ineligible Foreign Shareholder, a Selling Shareholder or is entitled to a Fractional Holdco Share, the number of Holdco Shares or Fractional Holdco Shares to which that Scheme Participant would otherwise have been entitled to under this Scheme will be issued to the Sale Agent and sold under the Share Sale Facility.  If the number of Fractional Holdco Shares is, in aggregate, not a whole number, then the nearest whole number of aggregate Fractional Holdco Shares will be issued to the Sale Agent.

(b)	Benitec will procure that, after the Implementation Date, the Sale Agent:
(i)

sells on Nasdaq all of the Holdco Shares issued to the Sale Agent in accordance with clause 5.2(a) in such manner, at such price and on such other terms as the Sale Agent determines in good faith, and at the risk of the Ineligible Foreign Shareholders, Selling Shareholders or the Scheme Participants who are otherwise entitled to Fractional Holdco Shares (as applicable); and

(ii)

remits the Share Sale Facility Proceeds to each Ineligible Foreign Shareholder, Selling Shareholder or Scheme Participant who is otherwise entitled to a Fractional Holdco Share (as applicable) in the amount to which they are entitled, calculated on a volume weighted average basis so that all Ineligible Foreign Shareholders, Selling Shareholders and Scheme Participants who are entitled to Fractional Holdco Shares receive the same price (or part thereof) for each whole Holdco Share sold.

5.3	Obligations of Scheme Participants

Each Scheme Participant who will be issued Holdco Shares under the Scheme agrees:

(a)	to become a stockholder of Holdco;

(b)	to have their name and address entered into the register of stockholders maintained by or on behalf of Holdco; and
(c)	to be bound by the certificate of incorporation and by-laws of Holdco in force from time to time in respect of the Holdco Shares.
5.4	Joint holders

In the case of Scheme Shares held in joint names, any Scheme Consideration will be issued to and registered in the names of the joint holders and holding statements or notices confirming the issue of the Scheme Consideration will be forwarded to the holder whose name appears first in the Register as at the Record Date.

6.	Dealings in Scheme Shares
6.1	Determination of Scheme Participants
(a)	Each Scheme Participant will be entitled to participate in the Scheme.
(b)	For the purpose of determining who is a Scheme Participant, dealings in Benitec Shares will only be recognised if:
(i)	in the case of dealings of the type to be effected by CHESS, the transferee is registered in the Register as the holder of the relevant Benitec Shares by the Record Date; and
(ii)	in all other cases, share transfer forms in registrable form or transmission applications in respect of those dealings are received by the Benitec or its share registry by the Record Date.
6.2	Benitec’s obligation to register

Benitec must register any registrable transfers or transmission applications of the kind referred to in clause 6.1(b) by the Record Date.

6.3	Transfers after the Record Date
(a)

If the Scheme becomes Effective, a Benitec Shareholder (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Benitec Shares or any interest in them after the Record Date (other than a transfer to Holdco in accordance with the Scheme and any subsequent transfers by Holdco or its successors in title).

(b)

Benitec will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Benitec Shares received after the Record Date (other than a transfer to Holdco in accordance with the Scheme and any subsequent transfers by Holdco or its successors in title).

6.4	Maintenance of Register

For the purpose of determining entitlements to the Scheme Consideration, Benitec will, until the Scheme Consideration has been issued to Scheme Participants, maintain or procure the maintenance of the Register in accordance with this clause 6.  The Register in this form will solely determine entitlements to the Scheme Consideration.

6.5	Effect of certificates and holding statements
(a)

Any statements of holding in respect of Scheme Shares will cease to have effect after the Record Date as documents of title in respect of those shares (other than statements of holding in favour of Holdco and its successors in title).

(b)

After the Record Date, each entry current on the Register as at the Record Date (other than entries in respect of Holdco or its successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration.

6.6	Information to be made available to Holdco

As soon as reasonably practicable after the Record Date and in any event at least two  Business Days before the Implementation Date, Benitec will give to Holdco or as it directs or procure that Holdco be given or as it directs, details of the name, address and number of Scheme Shares held by each Scheme Participant as shown in the Register at the Record Date in the form Holdco reasonably requires.

7.	Quotation of Benitec Shares
(a)	Benitec will apply to ASX for suspension of trading of Benitec Shares on ASX with effect from the close of trading on the Effective Date.
(b)	Benitec will apply to Nasdaq for suspension of trading of ADS on Nasdaq with effect from the close of trading on the Effective Date.
(c)	If the Scheme has been fully implemented in accordance with its terms, on the date determined by Holdco, Benitec will:
(i)	apply to ASX for the termination of the official quotation of Benitec Shares on ASX and to have Benitec removed from the official list of ASX; and
(ii)	apply to Nasdaq for the termination of the quotation of ADS on Nasdaq.
8.	General Scheme provisions
8.1	Appointment of Benitec as agent and attorney
(a)

Each Scheme Participant, without the need for any further act, irrevocably appoints Benitec and each of the directors and officers of Benitec (jointly and severally) as its agent and attorney for the purpose of doing all things and executing all deeds, instruments, transfers and other documents that may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it, including but not limited to:

(i)	enforcing the Deed Poll against Holdco;
(ii)	in the case of Scheme Shares in a CHESS holding:
(A)

causing a message to be transmitted to ASPL in accordance with the ASX Settlement Rules to transfer the Scheme Shares held by the Scheme Participant from the CHESS subregister of Benitec to the issuer sponsored subregister operated by Benitec or its share registry at any time after Holdco has issued the Scheme Consideration which is due under this Scheme to Scheme Participants; and

(B)	completing and signing on behalf of Scheme Participants any required form of transfer of Scheme Shares;

(iii)

in the case of Scheme Shares registered in the issuer sponsored subregister operated by Benitec or its share registry, completing and signing on behalf of Scheme Participants any required form of transfer; and

(iv)

in all cases, executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including executing a proper instrument of transfer of Scheme Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer).

(b)	Benitec may sub-delegate its functions, authorities or powers under clause 8.1(a) as agent and attorney of each Scheme Participant to any or all of its directors or officers.
8.2	Agreement by Scheme Participants

Subject to provision of the Scheme Consideration contemplated in clause 5.1, each Scheme Participant agrees to:

(a)	the transfer of its Scheme Shares together with all rights and entitlements attaching to those Scheme Shares to Holdco in accordance with the terms of the Scheme; and
(b)	the variation, cancellation or modification (if any) of the rights attached to its Benitec Shares constituted by or resulting from the Scheme.
8.3	Warranty by Scheme Participants

Each Scheme Participant is deemed to have warranted to Benitec, and is deemed to have authorised Benitec to warrant to Holdco as agent and attorney for the Scheme Participant, that:

(a)

all of its Scheme Shares (including all rights and entitlements attaching to them) transferred to Holdco under the Scheme will, on the date of the transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind; and

(b)	it has full power and capacity to sell and transfer its Scheme Shares (including all rights and entitlements attaching to them) to Holdco.
8.4	Title to Scheme Shares

On and from the Implementation Date, subject to provision of the Scheme Consideration contemplated in clause 5.1, pending registration by Benitec of Holdco in the Register as the holder of the Scheme Shares, Holdco will be beneficially entitled to the Scheme Shares.

8.5	Appointment of Holdco as sole proxy
(a)

On and from the Implementation Date and subject to provision of the Scheme Consideration contemplated in clause 5.1, until registration by Benitec of Holdco in the Register as the holder of the Scheme Shares, each Scheme Participant:

(i)

without the need for any further act irrevocably appoints Benitec and each of its directors, officers and secretaries (jointly and each of them separately) as its agent and attorney to appoint an officer or agent nominated by Holdco as its sole proxy and where applicable, corporate representative to:

(A)	attend shareholders’ meetings of Benitec;
(B)	exercise the votes attached to the Scheme Shares registered in the name of the Scheme Participant; and

(C)	sign any shareholders’ resolution of Benitec;
(ii)	undertakes not to attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative other than under this clause 8.5;
(iii)	must take all other actions in the capacity of a registered holder of Scheme Shares as Holdco reasonably directs; and
(iv)

acknowledges and agrees that in exercising the powers referred to in this clause 8.5, Holdco and each of the directors, officers and secretaries of Holdco may act in the best interests of Holdco as the intended registered holder of the Scheme Shares.

(b)

Benitec undertakes in favour of each Scheme Participant that it will appoint the officer or agent nominated by Holdco as that Scheme Participant’s proxy or, where applicable, corporate representative in accordance with clause 8.5(a).

8.6	Scheme alterations and conditions

If the Court proposes to approve the Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, Benitec may, by its counsel or solicitors, and with the consent of Holdco, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Participants.

8.7	Effect of Scheme

The Scheme binds Benitec and all Scheme Participants (including those who do not attend the Scheme Meeting, do not vote at the meeting or vote against the Scheme) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Benitec.

8.8	No liability when acting in good faith

Neither Benitec nor Holdco, nor any of their respective officers or agents, will be liable to a Benitec Shareholder for anything done or omitted to be done in the performance of the Scheme in good faith.

8.9	Notices
(a)

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Benitec, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Benitec’s registered office or the address of its share registry.

(b)

The accidental omission to give notice of the Scheme Meeting or the non-receipt of such a notice by any Benitec Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

8.10	Further assurances

Each party must, at its own expense, whenever requested by the other party, promptly do or, to the extent reasonably practicable, arrange for others to do everything, including executing any documents, reasonably necessary to give full effect to this Scheme and the transactions contemplated by this Scheme.

8.11	Costs and stamp duty

Holdco will pay all stamp duty (if any) and any related fines, penalties and interest payable on the transfer by Scheme Participants of the Scheme Shares to Holdco.

8.12	Governing law and jurisdiction

This Scheme is governed by the laws of Victoria. Each party irrevocably and unconditionally:

(a)	submits to the exclusive jurisdiction of the courts of Victoria; and
(b)	waives, without limitation, any claim or objection based on absence of jurisdiction or inconvenient forum.